FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For March 11, 2016

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Third Quarter 2016 Results
-  Company Announces Third Quarter Cash Dividend of $0.035 Per Share -

FOR IMMEDIATE RELEASE
MACAO (March 11, 2016) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal third quarter ended December 31, 2015.
Net sales for the third quarter ended December 31, 2015 were $12.5 million, an increase of 15.5% compared to net sales of $10.8 million for the same quarter ended December 31, 2014. Net sales increased by 13.5% to $6.4 million in the Company’s plastic segment and increased by 17.6% to $6.1 million in the electronic segment.   The operating loss in the third quarter was $1.0 million, compared to an operating loss of $1.7 million for the same quarter of fiscal 2015.
Total gross margin increased to 11.3% in the third quarter ended December 31, 2015 compared to 8.7% in the same quarter last year.  Gross profit margin in the plastic segment increased to 16.8% of net sales for the third quarter of fiscal 2015 compared to 16.1% of net sales for the same quarter of last fiscal year.   The increase in gross margin in the plastic segment was mainly due to the decrease in material cost, offsetting the increase in subcontracting charges. Gross profit margin in the electronic segment increased to 5.6% of net sales for the third quarter ended December 31, 2015, as compared to 0.6% of net sales for the year-ago quarter.  The increase in gross profit and margin in the electronic segment was mainly attributed to decreases in labor costs and subcontracting charges, offsetting the increase in materials cost.
The Company reported a net loss of $0.3 million for the third quarter ended December 31, 2015 compared to net loss of $1.1 million for the quarter ended December 31, 2014.  Deswell reported a basic and diluted loss per share of ($0.02) for the third quarter of fiscal 2016 (based on 16,056,000 and 16,056,000 weighted average shares outstanding, respectively), compared to a basic and diluted loss per share of ($0.07) (based on 16,056,000 and 16,056,000 weighted average shares outstanding, respectively), for the quarter ended December 31, 2014.
Net sales for the nine months ended December 31, 2015 were $36.2 million, an increase of 20.7%, compared to net sales of $30.0 million for the corresponding period in fiscal 2015.  Operating loss for the nine months ended December 31, 2015 was $3.6 million, compared to an operating loss of $4.4 million for the first nine months of fiscal 2015.  The Company reported a net loss of $3.8 million in the first nine months of fiscal 2016, compared to net loss of $2.8 million for the nine months ended December 31, 2014.  Deswell reported basic and diluted net loss per share of ($0.24) for the first nine months of fiscal 2016, (based on 16,056,000 and 16,056,000 weighted average share outstanding, respectively), compared to basic and diluted loss per share of ($0.18) (based on 16,056,000 and 16,056,000 weighted average shares outstanding, respectively), for the prior corresponding period.
The Company's financial position remained strong at the end of the third quarter of fiscal year 2016, with $10.3 million in cash and cash equivalents and working capital of $40.9 million at December 31, 2015. Furthermore, the Company has no long-term or short-term borrowings as of December 31, 2015.
Edward So, Chief Executive Officer of Deswell Industries, stated, “We delivered solid third quarter results, with 15.5% growth in consolidated revenue driven by increased sales in both our plastics and our electronic divisions. Deswell has a strong reputation in the marketplace for delivering dependable design and manufacturing solutions and by partnering with our customers to identify and effectively address their needs, we have seen enhanced revenue from both existing and new customers.  Gross margin on a consolidated basis improved, reflecting increased gross margin in both divisions, and SG&A as a percentage of sales decreased to 17.8% from 23.7% in the prior year quarter.  Hence, net loss markedly improved to $0.3 million from $1.1 million in the third quarter of fiscal 2015.  Our balance sheet remains strong, providing a platform for our continued growth.”
Third Quarter Dividends
The Company also announced that on March 11, 2016 its board of directors declared a cash dividend of $0.035 per share for the fiscal third quarter ended December 31, 2015. The dividend will be payable on April 14, 2016 to shareholders of record as of March 23, 2016.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Lenbrook Industries, Ltd.
To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.
Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands except per share data)
 1.       Management’s Statement
In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at December 31, 2015 and March 31, 2015, the results of operations for the nine months ended December 31, 2015 and December 31, 2014, and the cash flows for the nine months ended December 31, 2015 and December 31, 2014.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 28, 2015 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.
2.        Marketable securities and other securities investments
Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:
	March 31, 2015
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$9,533	$270	$9,803
Available-for-sale securities
Corporate debt securities	$1,614	$62	$1,676

	December 31, 2015
	Cost	Gross Unrealized gain/ (loss)	Fair value
Marketable securities
Equity securities	$13,270	$(1,550)	$11,720
Available-for-sale securities
Corporate debt securities	$1,614	$1	$1,615

Marketable Securities
The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.
Unrealized gain (loss) from these marketable securities is included in the non-operating income of the consolidated statement of income (loss).

There was no realized gain from the sale of marketable securities during the quarter ended December 31, 2015.

Available-For-Sale Securities
The Company has investments in corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.
During the quarter ended December 31, 2015, there was no realized gain from the sale of available-for-sale securities.
The contractual maturity of the Corporate bond held at December 31, 2015 was more than 10 years.
3.       Income from Available-For-Sale Securities
For the quarter ended December 31, 2015, the interest income derived from the available-for-sale securities of $31 and the unrealized loss on available-for-sale securities of $7 have been separately presented as non-operating loss and other comprehensive loss.
4.       Inventories
	December 31,	March 31,
	2015	2015
Inventories by major categories :
Raw materials	$4,274	$4,963
Work in progress	2,824	4,437
Finished goods	2,202	1,428
	$9,300	$10,828
5.       Earnings Per Share
The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).
The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.
The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.
The net income (loss) for the quarter and nine months ended December 31, 2015 and 2014 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS
Results of Operations

General
The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.
Quarter Ended December 31, 2015 Compared to Quarter Ended December 31, 2014
Net Sales - The Company’s net sales for the quarter ended December 31, 2015 were $12,510,000, an increase of $1,676,000, or 15.5%, as compared to the corresponding period in fiscal 2015.  The increase in sales was mainly related to the increase in sales of $760,000 in our plastic segment and an increase of $916,000 in our electronic segment.  These represent an increase of 13.5% in the plastic segment and an increase of 17.6% in the electronic segment, respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.
The increase in net sales in our plastic segment was mainly due to an increase in orders from existing customers of $1,066,000 mainly for tooling equipment, offsetting a decrease in orders of $362,000 from existing customers for medical products, office equipment and audio products.   The increase in net sales in the electronic segment was largely due to an increase in orders of $2,069,000 from existing and new customers for professional audio equipment and home entertainment products, offsetting a decrease of $1,206,000 in sales for professional audio equipment with other existing customers.
Gross Profit - The gross profit for the quarter ended December 31, 2015 was $1,418,000, representing a gross profit margin of 11.3%.  This compares with the overall gross profit and gross profit margin of $942,000 or 8.7% for the quarter ended December 31, 2014.
Gross profit in the plastic segment increased by $168,000 to $1,077,000 or 16.8% of net sales, for the quarter ended December 31, 2015, as compared to $909,000 or 16.1%of net sales, for the quarter ended December 31, 2014.  The increase in gross profit and margin in the plastic segment was mainly attributed to the decrease in raw material cost, offsetting an increase in subcontracting charges, as compared to the same quarter in the prior year.
Gross profit in the electronic segment increased by $308,000 to $341,000, or 5.6% of net sales, for the quarter ended December 31, 2015, as compared to $33,000 or 0.6% of net sales, for the same period of the last fiscal year. The increase in gross profit and margin was mainly attributed to an decreases in labor costs and factory overheads, offsetting an increase in materials cost, as compared to the same quarter of last fiscal year.
Selling, General and Administrative Expenses – SG&A expenses for the quarter ended December 31, 2015 were $2,226,000, as compared to $2,565,000 for the corresponding period of last year.  As a percentage of sales, the SG&A expenses were 17.8% for the quarter ended December 31, 2015, as compared to 23.7% for the same quarter of last fiscal year.
The SG&A expenses in the plastic segment decreased by $241,000 to $1,330,000, or 20.8% of net sales, for the quarter ended December 31, 2015, as compared to $1,571,000, or 27.8% of net sales for the corresponding period in fiscal 2015. The decrease in SG&A expenses was due to decreases of $48,000 in staff cost and welfare, and of $126,000 in director remuneration, as compared with the year-ago quarter.
SG&A expenses in the electronic segment decreased by $98,000 to $896,000, or 14.7% of net sales for the quarter ended December 31, 2015, compared to $994,000, or 19.2% of net sales for the corresponding period in fiscal 2015.  The decrease in SG&A expenses for the quarter ended December 31, 2015 was mainly due to the decreases of $57,000 in staff cost and welfare, and of $31,000 in local government registration fees, as compared with the corresponding quarter in the prior fiscal year.

Other expense - Other expense was $147,000 for the quarter ended December 31, 2015, as compared to other expense of $102,000 for the quarter ended December 31, 2014.
On a segment basis, other expense attributable to the plastic segment was $211,000 as compared to other expense of $131,000 for the same quarter last year.  The increase in other expense for the quarter ended December 31, 2015 was mainly due to an exchange loss of $126,000, a loss of $40,000 on disposal of fixed assets, and a provision of $45,000 for doubtful receivables, as compared to an exchange loss of $39,000 and a provision of $88,000 for doubtful receivables in the corresponding year-ago quarter.
Other income attributable to the electronic segment was $64,000 for the quarter ended December 31, 2015, as compared to other income of $29,000 for the year-ago quarter. The increase in other income for the quarter ended December 31, 2015 was mainly due to an exchange loss of $126,000, a loss of $40,000 on disposal of fixed assets and a provision of $45,000 for doubtful receivables, as compared to an exchange loss of $36,000, a gain of $25,000 from materials sales, and of $28,000 on disposal of fixed assets in the corresponding quarter of the prior fiscal year.
Operating loss - Operating loss was $955,000 for the quarter ended December 31, 2015, as compared with operating loss of $1,725,000 for the corresponding quarter in the prior fiscal year.
On a segment basis, the operating loss in the plastic division was $464,000 in the quarter ended December 31, 2015 compared to an operating loss of $793,000 in the corresponding period of fiscal 2015.   The decrease in operating loss in the plastic division was mainly due to a decrease in SG&A expense as described above.
Operating loss in the electronic segment was $491,000, in the quarter ended December 31, 2015 compared to operating loss of $932,000 in the corresponding period of fiscal 2015.  The decrease in operating loss in the electronic segment was mainly due to an increase in gross margin and a decrease in SG&A expense as described above.
Non-operating income – Non-operating income was $693,000 for the quarter ended December 31, 2015 as compared to non-operating income of $631,000 for the year-ago quarter.  The increase in non-operating income is mainly attributable to an increase of $133,000 in dividend income and $65,000 from rental income, offsetting decreases of $51,000 in interest income and of $94,000 in unrealized gain on the revaluation of marketable securities during the quarter ended December 31, 2015, as compared to the year-ago quarter.
Income Taxes – Income tax for the quarter ended December 31, 2015 was comprised of an income tax expense of $22,000 and a deferred tax provision of $21,000, as compared to an income tax expense of $23,000 and a deferred tax provision of $16,000 in the corresponding quarter of the prior fiscal year.
On a segment basis, there was an income tax expense of $9,000 and a deferred tax provision of $21,000 in the plastic segment for the quarter ended December 31, 2015, as compared to an income tax expense of $13,000 and a deferred tax provision of $16,000 in the year-ago quarter.  The income tax of the electronic segment for the quarter ended December 31, 2015 was comprised of an income tax expense of $13,000, as compared to an income tax expense of $10,000 in the corresponding quarter of fiscal 2015.
Net Loss – The Company had a net loss of $305,000 for the quarter ended December 31, 2015, as compared to net loss of $1,133,000 for the quarter ended December 31, 2014.
Net income for the plastic segment for the quarter ended December 31, 2015 totaled $30,000, as compared to a net loss of $362,000 for the corresponding quarter in fiscal 2015.  The decrease in net loss was mainly the result of a decrease in SG&A expense and an increase in non-operating income for the quarter as described above.
Net loss for the electronic segment for the quarter ended December 31, 2015 was $335,000, as compared to net loss of $771,000 for the corresponding quarter in fiscal 2015.  The decrease in net loss in the electronic segment was primarily the result of an increase in gross margin and a decrease in SG&A expense as described above.

Nine Months Ended December 31, 2015 Compared to Nine Months Ended December 31, 2014
Net Sales - The Company's net sales for the nine months ended December 31, 2015 were $36,158,000, an increase of $6,207,000 or 20.7% as compared to $29,951,000 in the corresponding period in fiscal 2015. The increase was related to an increase in sales revenues of $494,000 in our plastic segment and $5,713,000 in our electronic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue increase in the plastic segment was related to an increase of $2,227,000 in orders from existing customers mainly for tooling and printing products, offsetting a decrease of $1,699,000 in orders from other existing customers for medical products, office equipment and other products.

The revenue increase in the electronic segment was mainly due to an increase in orders of $6,274,000 for professional audio instruments and of $1,485,000 for home entertainment products from existing customers, offsetting an decrease in orders of $2,236,000 for professional audio products from existing customers.

Gross Profit - Gross profit for the nine months ended December 31, 2015 was $3,520,000, representing a gross profit margin of 9.7%. This compared with the overall gross profit and gross profit margin of $2,502,000 or 8.4% for the nine months ended December 31, 2014.

Gross profit in the plastic segment increased by $30,000 to $2,331,000 or 14.8% of net sales for the nine months ended December 31, 2015, as compared to $2,301,000 or 15.1% of net sales, for the same period in the prior fiscal year.  The slight decrease in gross margin relative to net sales for the plastic segment was mainly due to an increase in subcontracting charges, when compared with the same period of last year.

Gross profit in the electronic segment increased by $988,000 to $1,189,000 or 5.8% of net sales for the nine months ended December 31, 2015, as compared to $201,000 or 1.4% of net sales, for the same period of last fiscal year.  The increase in gross profit and margin was mainly attributed to decrease in labor cost and factory overhead, offsetting the increase in raw materials cost, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the nine months ended December 31, 2015 were $6,651,000 or 18.4% of total net sales, as compared to $7,063,000 or 23.6% of total net sales for the nine months ended December 31, 2014. Selling, general and administrative expenses decreased by $412,000 or 5.8% in the first nine months of fiscal 2015 compared to the corresponding period of last fiscal year.

SG&A expenses in the plastic segment decreased by $540,000 to $3,912,000 or 24.9% of net sales for the nine months ended December 31, 2015, compared to $4,452,000 or 29.2% of net sales for the corresponding period in fiscal 2015. The decrease was primarily related to a decrease of $67,000 in selling expense, $126,000 in director remuneration, $31,000 in travelling expense, $34,000 in legal and professional fees, $67,000 in local government registration fees, as well as $139,000 in stock compensation cost, when compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $128,000 to $2,739,000 or 13.4% of net sales for the nine months ended December 31, 2015, compared to $2,611,000 or 17.7% of net sales for the corresponding period in fiscal 2015. The increase was primarily related to increase of $280,000 in staff costs and welfare, offsetting decrease of $60,000 in stock compensation cost and of $46,000 in local government registration fees, when compared to the corresponding period in the prior fiscal year.

Other expense - Other expense was $447,000 for the nine months ended December 31, 2015, as compared to other income of $150,000 in the corresponding nine months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the nine months ended December 31, 2015 was $652,000, as compared to other income of $56,000 for the same period in the prior fiscal year. The decrease in other income was mainly due to an exchange loss of $414,000, a provision of $319,000 for doubtful debts and a gain of $82,000 from disposal of fixed assets during the nine months ended December 31, 2015, when compared with proceeds of $20,000 from materials sales and a gain of $162,000 from disposal of fixed assets, offsetting an exchange loss of $58,000 and a provision of $69,000 for doubtful debts during the same period of prior fiscal year.

Other income attributable to the electronic segment for the nine months ended December 31, 2015 was $205,000, as compared with other income of $94,000 for the corresponding period in the prior fiscal year. This increase in other income was mainly due to an exchange gain of $43,000,  proceeds of $122,000 from materials and other related sales, as well as other income of $40,000 during the nine months ended December 31, 2015, as compared to proceeds of $71,000 from materials and other related sales, a gain of $18,000 from disposal of fixed assets, as well as a reversal of provision of $43,000 for doubtful receivables, offsetting an exchange loss of $38,000 in the same period of last fiscal year.

Operating Loss - Operating loss was $3,578,000 for the nine months ended December 31, 2015, as compared to operating loss of $4,411,000 in the corresponding nine months in the prior fiscal year.
On a segment basis, the operating loss of the plastic segment was $2,233,000 in the nine months ended December 31, 2015, as compared to operating loss of $2,095,000 in the corresponding period in fiscal 2015.   The increase in operating loss in the plastic segment was mainly due to an increase in other expense, offsetting a decrease in SG&A expense as described above.
The electronic segment reported an operating loss of $1,345,000 in the nine months ended December 31, 2015 compared to operating loss of $2,316,000 in the corresponding period in fiscal 2015.  The decrease in operating loss was mainly due to an increase in gross margin and other income as described above.
Non-operating expense – Non-operating expense for the nine months ended December 31, 2015 was $35,000, as compared to non-operating income of $1,750,000 in the year-ago nine months.  This was primarily due to $1,820,000 in unrealized loss on the revaluation of marketable securities, offsetting $505,000 of income from securities investments, $299,000 from interest income, $496,000 from rental income, $526,000 in realized gain from sale  of marketable securities during the nine months ended December 31, 2015, as compared to $242,000 of income from securities investments, $402,000 from interest income, $468,000 from rental income, as well as $640,000 in unrealized gain on the revaluation of marketable securities in the same nine months of the prior fiscal year.
Income Taxes – Income tax for the nine months ended December 31, 2015 represented an income tax expense of $76,000 and a deferred tax provision of $88,000, as compared to an income tax expense of $75,000 and a deferred tax provision of $85,000 in the corresponding nine months of the prior fiscal year.
On a segment basis, there was income tax expense of $31,000 and a deferred tax provision of $88000 in the plastic segment for the nine months ended December 31, 2015, as compared to income tax expense of $42,000 and a deferred tax provision of $85,000 during the year-ago nine months.  The income tax of the electronic segment was comprised of income tax expense of $45,000 for the nine months ended December 31, 2015, as compared to income tax expense of $33,000 in the corresponding nine months of fiscal 2015.
Net Loss – The Company had a net loss of $3,777,000 for the nine months ended December 31, 2015, as compared to net loss of $2,821,000 for the nine months ended December 31, 2014.   The increase in the nine-month net loss was mainly the result of a decrease in non-operating income as described above.
Net loss for the plastic segment for the nine months ended December 31, 2015 totaled $2,494,000, as compared to net loss of $835,000 for the corresponding nine months in fiscal 2015.  The nine-month net loss of the plastic segment was mainly the result of a decrease in non-operating income, as described above.
Net loss for the electronic segment for the nine months ended December 31, 2015 was $1,283,000, compared to net loss of $1,986,000 for the corresponding nine months of fiscal 2015.  The nine-month net loss of the electronic segment was mainly attributable to higher sales volume and gross profit as described above.
Liquidity and Capital Resources
The Company relies primarily upon internally generated funds to finance its operations and investments.
As of December 31, 2015, the Company had working capital of $40,926,000 as compared to $48,263,000 at December 31, 2014.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of December 31, 2015.

As of December 31, 2015, the Company had cash and cash equivalents of $10,305,000, as compared to $14,550,000 at December 31, 2014.  During the nine months ended December 31, 2015, net cash used in operating activities was $1,493,000.  Net cash used in investing activities was $841,000, mainly accounted for by an increase of $10,008,000 in investment of marketable securities,  $1,485,000 in time deposits over twelve months and  $332,000 in the purchase of fixed assets, offsetting proceeds of $680,000 from the disposal of fixed assets and $6,798,000 from sale of marketable securities, as well as cash from fixed deposits maturing over three months during the nine months ended December 31, 2015.   Net cash used in financing activities was comprised mainly of $1,686,000 in payment for dividends in the nine months ended December 31, 2015.
As of December 31, 2015, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	31-Dec	March 31,
	2015	2015
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$10,305	$14,325
Fixed deposits maturing over three months	6,405	9,911
Marketable securities (note 2)	11,720	9,803
Available-for-sale securities (note 2)	1,615	1,676
Accounts receivable, net	11,971	9,577
Inventories (note 4)	9,300	10,828
Prepaid expenses and other current assets	1,947	2,120
Total current assets	53,263	58,240
Property, plant and equipment - net	34,527	36,598
Time depositis maturing over twelve months	3,086	1,601
Total assets	$90,876	$96,439

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$4,213	$3,348
Accrued payroll and employee benefits	4,114	4,228
Customer deposits	1,444	2,450
Other accrued liabilities	1,317	1,201
Income taxes payable	381	345
Deferred income tax liabilities	868	804
Total current liabilities	12,337	12,376

Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of June 30, 2015 and
March 31, 2015 - 16,056,239;	53,063	53,063
Additional paid-in capital	5,492	5,492
Accumulated other comprehensive income	5,317	5,378
Retained earnings	14,667	20,130
Total shareholders' equity	78,539	84,063
Total liabilities and shareholders' equity	$90,876	$96,439

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Quarter ended		Nine months ended
	December 31,		December 31,
	2015	2014	2015	2014

Net sales	$12,510	$10,834	$36,158	$29,951
Cost of sales	11,092	9,892	32,638	27,449
Gross profit	1,418	942	3,520	2,502
Selling, general and administrative expenses	2,226	2,565	6,651	7,063
Other income (expense), net	(147)	(102)	(447)	150
Operating loss	(955)	(1,725)	(3,578)	(4,411)
Non-operating income (expense), net	693	631	(35)	1,750
Loss before income taxes	(262)	(1,094)	(3,613)	(2,661)
Income taxes	43	39	164	160
Net loss attributable to Deswell Industries, Inc.	$(305)	$(1,133)	$(3,777)	$(2,821)

Other comprehensive loss
Unrealized gain (loss) on available-for-sale securities	$(7)	$8	$(61)	$45
Comprehensive loss attributable to Deswell Industries, Inc.	$(312)	$(1,125)	$(3,838)	$(2,776)

Net loss per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net loss per share	$(0.019)	$(0.071)	$(0.235)	$(0.176)
Weighted average common shares outstanding
shares (in thousands)	16,056	16,056	16,056	16,056

Diluted:
Net loss per share	$(0.019)	$(0.071)	$(0.235)	$(0.176)
Weighted average number of shares
outstanding (in thousands)	16,056	16,056	16,056	16,056

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
( U.S. dollars in thousands )	Nine months ended	Nine months ended
	December 31,	December 31,
	2015	2014
Cash flows from operating activities :
Net loss	$(3,777)	$(2,821)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	1,806	2,152
Reversal of provision for doubtful accounts	320	25
Allowances for obsolete inventories	(293)	231
Gain on disposal of property, plant and equipment	(83)	(181)
Unrealized holding (gain) loss on marketable securities	1,819	(640)
Realized (gain) on disposal of marketable securities	(526)	-
Stock-based compensation	-	199
Deferred tax	64	88
Changes in operating assets and liabilities :
Accounts receivable	(2,714)	(2,868)
Inventories	1,821	1,250
Prepaid expenses and other current assets	173	(448)
Accounts payable	865	734
Accrued payroll and employee benefits	(114)	30
Customer deposits	(1,006)	229
Other accrued liabilities	116	(116)
Income taxes payable	36	72
Net cash used in operating activities	(1,493)	(2,064)

Cash flows from investing activities
Purchase of property, plant and equipment	(332)	(686)
Proceeds from disposal of property, plant and equipment,	680	293
Purchase of marketable securities	(10,008)	(4,455)
Proceeds from disposal of marketable securities	6,798	-
Investment in available-for-sales securities	-	-
Proceeds from disposal of availiable-for-sale securities	-	-
Increase (decrease) in fixed deposits maturing over three months	3,506	(210)
Increase in time deposits maturing over twelve months	(1,485)	-
Net cash used in investing activities	(841)	(5,058)
Cash flows from financing activities
Dividends paid	(1,686)	(1,606)
Net cash used in financing activities	(1,686)	(1,606)

Cash effect of exchange rate changes	-	-

Net derease in cash and cash equivalents	(4,020)	(8,728)
Cash and cash equivalents, at beginning of period	14,325	23,278
Cash and cash equivalents, at end of period	10,305	14,550

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	25	2

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Edward So Chief Executive Officer
Date: March 11, 2016